Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $897M, Up 7.7% YoY

Reiterates FY14 Non-GAAP Diluted EPS Growth Outlook of 6-9% YoY

$750M Additional Share Repurchase Program Authorized

Key highlights:

•	Second fiscal quarter revenue of $897 million, within the $880-$910 million guidance range. Foreign currency movements negatively affected revenue by approximately $2 million relative to the first quarter of fiscal 2014

•	The board of directors has authorized a share repurchase plan allowing the repurchase of up to $750 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization program, which, as of March 31, 2014, provided up to $167 million of remaining repurchase authority

•	Second fiscal quarter non-GAAP operating income of $151 million; non-GAAP operating margin of 16.8%; GAAP operating income of $124 million

•	Second fiscal quarter diluted non-GAAP EPS of $0.81, within the $0.75-$0.81 guidance range, excluding amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.68 for the second fiscal quarter, within the $0.61-$0.69 guidance range

•	Free cash flow of $106 million for the second fiscal quarter

•	Twelve-month backlog of $2.94 billion at the end of the second fiscal quarter, up $50 million from the end of the first quarter of fiscal 2014

•	Repurchased $85 million of ordinary shares during the second fiscal quarter

•	The board of directors approved a $0.155 per share quarterly cash dividend to be paid on July 18, 2014

•	Third quarter fiscal 2014 guidance: Expected revenue of approximately $885-$915 million. Expected diluted non-GAAP EPS of approximately $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.61-$0.69

ST. LOUIS – April 30, 2014 – Amdocs Limited (NASDAQ: DOX) today reported that for its fiscal quarter ended March 31, 2014, revenue was $896.9 million, up 3.8% sequentially from the first fiscal quarter of 2014 and up 7.7% as compared to last year’s second fiscal quarter. Net income on a non-GAAP basis was $131.9 million, or $0.81 per diluted share, compared to non-GAAP net income of $119.3 million, or $0.73 per diluted share, in the second quarter of fiscal 2013. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition related costs and equity-based compensation expenses of $21.5 million, net of related tax effects, in the second quarter of fiscal 2014 and excludes such amortization and other acquisition related costs and equity-based compensation expenses of $14.4 million, net of related tax effects, in the second quarter of fiscal 2013. The Company’s GAAP net income for the second quarter of fiscal 2014 was $110.4 million, or $0.68 per diluted share, compared to GAAP net income of $104.9 million, or $0.64 per diluted share, in the prior fiscal year’s second quarter.

“We are pleased with our solid second fiscal quarter results, which reflect ongoing global demand for Amdocs products and services, contributions from recently acquired assets and consistent execution. We completed the acquisition of Celcite on January 1 and the post-merger integration with Actix is underway as part of a dedicated network software effort within Amdocs. Our network software offerings are well accepted, and we see encouraging signs of customer engagement and sales momentum which we view as an early validation of our strategy in this new domain. Additionally, the future of network software also looks interesting, as demonstrated by our recent inclusion in AT&T’s Domain 2.0 supplier program to support its long-term vision of a User-Defined Network Cloud. We believe our inclusion in this program is recognition of the value we can bring on the cutting edge of network software, including network virtualization”, said Eli Gelman, chief executive officer of Amdocs Management Limited.

Gelman continued, “Today, we are pleased to announce that Sprint has extended its existing managed services deal with Amdocs for its billing and customer care systems. Additionally, the agreement has been expanded to include Sprint’s selection of Amdocs CES 9.1 Convergent Charging to enable real-time charging capability. This new arrangement reinforces a long-standing strategic partnership with one of our largest customers and removes a key source of uncertainty that resulted from Softbank’s investment in Sprint in 2013. With that said, our outlook still remains subject to much uncertainty, including with respect to the outcomes of other industry consolidation activity in North America which is ongoing in wireless and Pay TV markets.”

Gelman said, “In the emerging markets, we have been selected for the transformation of wireline business support systems (BSS) at Telefónica Argentina. This highly strategic customer win follows our successful transformation of Telefónica Argentina’s wireless operations, and demonstrates the full breadth of support we expect to provide across multiple lines of business with our CES 9 market leading product set and integrated services.”

Gelman concluded, “As we embark on the second half of fiscal 2014, we are on-track to deliver full year revenue growth toward the mid-point of our previously guided range of 5% to 8%. As a reminder, this outlook reflects many moving parts, including with respect to macroeconomic and industry conditions. We believe we are executing well and we remain comfortable with our non-GAAP earnings per share growth outlook of 6% to 9% for the full year. Furthermore, we remain committed to returning cash to shareholders over the long term. Accordingly, our board has authorized an additional $750 million share repurchase plan. This is in addition to the $167 million that remained as of March 31, 2014 under the current authorization of $500 million and will be executed at the company’s discretion going forward.”

Financial Discussion of Second Fiscal Quarter Results

Free cash flow was $106 million for the quarter, comprised of cash flow from operations of $131 million less $25 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $2.94 billion at the end of the second quarter of fiscal 2014.

Financial Outlook

Amdocs expects that revenue for the third quarter of fiscal 2014 will be approximately $885-$915 million. Diluted earnings per share on a non-GAAP basis for the third fiscal quarter are expected to be $0.75-$0.81, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the third fiscal quarter will be $0.61-$0.69.

Quarterly Cash Dividend Program

On April 30, 2014, the Board approved the Company’s next quarterly cash dividend payment of $0.155 per share and set June 30, 2014 as the record date for determining the shareholders entitled to receive the dividend, which is payable on July 18, 2014.

Conference Call Details

Amdocs will host a conference call on April 30, 2014 at 5:00 p.m. Eastern Time to discuss the Company’s second fiscal quarter results. The call will be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition related costs;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-

GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of service, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition related costs, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of service, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

For 30 years, Amdocs has ensured service providers’ success and embraced their biggest challenges. To win in the connected world, service providers rely on Amdocs to simplify the customer experience, harness the data explosion, stay ahead with new services and improve operational efficiency. The global company uniquely combines a market-leading BSS, OSS and network control and optimization product portfolio with value-driven professional services and managed services operations. With revenue of $3.3 billion in fiscal 2013, Amdocs and its 22,000 employees serve customers in more than 80 countries.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2013 filed on December 9, 2013 and our Form 6-K furnished for the first quarter of fiscal 2014 on February 11, 2014.

Contact:

Matthew Smith

Director, Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013

Revenue:
License	$26,177	$21,901	$53,386	$40,817
Service	870,677	811,037	1,707,513	1,618,480

	896,854	832,938	1,760,899	1,659,297
Operating expenses:
Cost of license	826	642	1,596	1,278
Cost of service	582,458	538,094	1,139,091	1,073,107
Research and development	63,104	60,059	125,429	119,419
Selling, general and administrative	110,438	102,683	222,397	210,143
Amortization of purchased intangible assets and other	16,180	8,605	27,848	19,838

	773,006	710,083	1,516,361	1,423,785

Operating income	123,848	122,855	244,538	235,512

Interest and other expense, net	1,908	1,757	3,312	1,865

Income before income taxes	121,940	121,098	241,226	233,647

Income taxes	11,583	16,186	29,434	29,720

Net income	$110,357	$104,912	$211,792	$203,927

Basic earnings per share	$0.69	$0.65	$1.33	$1.26

Diluted earnings per share	$0.68	$0.64	$1.31	$1.25

Basic weighted average number of shares outstanding	159,812	160,955	159,734	161,569

Diluted weighted average number of shares outstanding	162,251	162,884	162,048	163,239

Cash dividends declared per share	$0.155	$0.130	$0.285	$0.260

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended March 31,		Six months ended March 31,
	2014	2013	2014	2013

Revenue	$896,854	$832,938	$1,760,899	$1,659,297

Non-GAAP operating income	150,563	140,169	295,886	277,384

Non-GAAP net income	131,850	119,300	254,414	238,724

Non-GAAP diluted earnings per share	$0.81	$0.73	$1.57	$1.46

Diluted weighted average number of shares outstanding	162,251	162,884	162,048	163,239

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended March 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$826	$—	$—	$—	$826
Cost of service	582,458	—	(4,369)	—	578,089
Research and development	63,104	—	(872)	—	62,232
Selling, general and administrative	110,438	—	(5,294)	—	105,144
Amortization of purchased intangible assets and other	16,180	(16,180)	—	—	—

Total operating expenses	773,006	(16,180)	(10,535)	—	746,291

Operating income	123,848	16,180	10,535	—	150,563

Income taxes	11,583	—	—	5,222	16,805

Net income	$110,357	$16,180	$10,535	$(5,222)	$131,850

	Three months ended March 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$642	$—	$—	$—	$642
Cost of service	538,094	—	(4,470)	—	533,624
Research and development	60,059	—	(975)	—	59,084
Selling, general and administrative	102,683	—	(3,264)	—	99,419
Amortization of purchased intangible assets and other	8,605	(8,605)	—	—	—

Total operating expenses	710,083	(8,605)	(8,709)	—	692,769

Operating income	122,855	8,605	8,709	—	140,169

Income taxes	16,186	—	—	2,926	19,112

Net income	$104,912	$8,605	$8,709	$(2,926)	$119,300

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Six months ended March 31, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,596	$—	$—	$—	$1,596
Cost of service	1,139,091	—	(8,923)	—	1,130,168
Research and development	125,429	—	(1,805)	—	123,624
Selling, general and administrative	222,397	—	(12,772)	—	209,625
Amortization of purchased intangible assets and other	27,848	(27,848)	—	—	—

Total operating expenses	1,516,361	(27,848)	(23,500)	—	1,465,013

Operating income	244,538	27,848	23,500	—	295,886

Income taxes	29,434	—	—	8,726	38,160

Net income	$211,792	$27,848	$23,500	$(8,726)	$254,414

	Six months ended March 31, 2013
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of license	$1,278	$—	$—	$—	$1,278
Cost of service	1,073,107	—	(9,503)	—	1,063,604
Research and development	119,419	—	(2,000)	—	117,419
Selling, general and administrative	210,143	—	(10,531)	—	199,612
Amortization of purchased intangible assets and other	19,838	(19,838)	—	—	—

Total operating expenses	1,423,785	(19,838)	(22,034)	—	1,381,913

Operating income	235,512	19,838	22,034	—	277,384

Income taxes	29,720	—	—	7,075	36,795

Net income	$203,927	$19,838	$22,034	$(7,075)	$238,724

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	March 31, 2014	September 30, 2013

ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,108,689	$1,326,380
Accounts receivable, net, including unbilled of $126,875 and $110,626, respectively	746,814	678,219
Deferred income taxes and taxes receivable	160,758	125,880
Prepaid expenses and other current assets	160,939	151,595

Total current assets	2,177,200	2,282,074

Equipment and leasehold improvements, net	277,098	275,544
Goodwill and other intangible assets, net	2,140,208	1,975,060
Other noncurrent assets	385,004	393,135

Total assets	$4,979,510	$4,925,813

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable, accruals and other	$739,928	$683,768
Short-term financing arrangements	—	200,000
Deferred revenue	172,333	151,112
Deferred income taxes and taxes payable	52,529	39,376

Total current liabilities	964,790	1,074,256
Other noncurrent liabilities	604,962	576,774
Shareholders’ equity	3,409,758	3,274,783

Total liabilities and shareholders’ equity	$4,979,510	$4,925,813

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Six months ended March 31,
	2014	2013

Cash Flow from Operating Activities:
Net income	$211,792	$203,927
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	76,739	73,623
Equity-based compensation expense	23,500	22,034
Deferred income taxes	9,690	2,879
Excess tax benefit from equity-based compensation	(438)	(257)
Loss from short-term interest-bearing investments	679	1,680
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(30,503)	30,051
Prepaid expenses and other current assets	(6,424)	(26,919)
Other noncurrent assets	(14,867)	3,741
Accounts payable, accrued expenses and accrued personnel	36,041	(72,007)
Deferred revenue	17,529	8,456
Income taxes payable	(16,273)	(597)
Other noncurrent liabilities	10,088	18,923

Net cash provided by operating activities	317,553	265,534

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(51,971)	(58,366)
Proceeds from sale of short-term interest-bearing investments	178,462	144,612
Net cash paid for acquisitions	(173,643)	—
Purchase of short-term interest-bearing investments	(189,691)	(223,077)
Other	3,151	(3,599)

Net cash used in investing activities	(233,692)	(140,430)

Cash Flow from Financing Activities:
Payments under financing arrangements	(200,000)	(200,000)
Repurchase of shares	(168,933)	(212,512)
Proceeds from employee stock options exercised	98,327	112,849
Payments of dividends	(41,564)	(42,152)
Payments under capital lease and other	157	(659)

Net cash used in financing activities	(312,013)	(342,474)

Net decrease in cash and cash equivalents	(228,152)	(217,370)
Cash and cash equivalents at beginning of period	1,014,192	879,158

Cash and cash equivalents at end of period	$786,040	$661,788

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
North America	$651.7	$628.0	$608.9	$619.2	$601.3
Europe	113.8	117.0	101.9	98.0	99.3
Rest of the World	131.4	119.0	134.4	124.1	132.3

Total Revenue	$896.9	$864.0	$845.2	$841.3	$832.9

	As of
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Emerging Markets Revenue	$103.4	$100.7	$113.8	$101.3	$98.1

	As of
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Managed Services Revenue	$426.3	$429.3	$414.0	$417.1	$439.8

	Three months ended
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
Customer Experience Systems	$863.6	$829.6	$809.3	$803.2	$789.3
Directory	33.3	34.4	35.9	38.1	43.6

Total Revenue	$896.9	$864.0	$845.2	$841.3	$832.9

	As of
	March 31, 2014	December 31, 2013	September 30, 2013	June 30, 2013	March 31, 2013
12-Month Backlog	$2,940	$2,890	$2,870	$2,830	$2,810

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